Exhibit 99.1

Syneron Reports First Quarter 2009 Results

YOKNEAM, ISRAEL--(Marketwire - May 14, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the first quarter ended March 31st, 2009.

Revenues for the first quarter of 2009 were $11.9 million, reflecting the low level of economic activity in global markets. This compares with revenues of $34.1 million for the first quarter of 2008. Syneron's gross margins were 58.1% in the first quarter. Despite margins still being lower than historical trends, the improvement in gross margins from the last quarter of 2008 reflects cost savings resulting from the first stages of the restructuring program.

Syneron recorded a net loss in the first quarter of $8.2 million on a GAAP basis, compared to a net loss of $15.9 million in the fourth quarter of 2008 and a net profit of $8.3 million in the first quarter of 2008. The net loss for the first quarter of 2009 includes approximately $4.4 million in one-time charges incurred in the first quarter and a credit of approximately $4 million arising from a legal settlement. The GAAP result for the first quarter is equivalent to a loss of $0.30 per basic and diluted share, compared to a loss of $0.58 per basic and diluted share in the last quarter of 2008 and earnings per share of $0.30 in the first quarter of 2008. On a non-GAAP basis, excluding stock-based compensation expenses, net loss in the first quarter was $6.2 million, compared to a net loss of $13.7 million in the fourth quarter of 2008 and a net profit of $10.2 million in the first quarter of 2008. The non-GAAP result for the first quarter is equivalent to a loss of $0.23 per basic and diluted share, compared to a fourth quarter loss in 2008 of $0.50 per basic and diluted share and earnings per share of $0.37 in the first quarter of 2008.

Syneron's balance sheet and cash position remain strong. Syneron's cash position (including long-term deposits) totaled $215.2 million as of March 31, 2009 and Syneron continues to have no debt. Trade receivables decreased to $22.1 million from $32.6 million at the end of 2008. Shareholders' equity at the end of the first quarter of 2009 was $235.8 million.

Commenting on the results and his first quarter as CEO of Syneron, Lou Scafuri said, "My first priority this quarter was to complete the restructuring program to make Syneron more efficient and more responsive to market conditions. We continued to cut costs and improve efficiencies across the company with the result of a further 10% reduction in operating expenses.

"My second and no less important priority was to get all parts of the Syneron team to work together to design and begin to implement tactical changes in our systems and marketing strategy to make our business model more responsive to our customers and to current and future economic volatility. As we announced last month, we are designing all new systems to be able to be marketed at a lower initial entry price, but with significant recurring revenue. This enhanced value proposition will increase our competitiveness across the market segments including the core practitioners."

Mr. Scafuri concluded, saying, "At the Aesthetics Show next month in Las Vegas, we will be launching the new product line of platforms with disposables. This new product base, combined with a strong financial position, leaner corporate structure, more diversified revenue base, and selective international investments has significantly strengthened Syneron's competitive position in North American and global markets. Now that we might be beginning to see the first signs of improvements in core physician interest and market conditions, it is my priority to execute the initiatives that the Syneron teams have developed to ensure that Syneron again assumes the position of industry leader capitalizing on its innovation and profitability as markets strengthen."

Conference call

Syneron management will host its first quarter earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q1 2009 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial (toll free): 877-795-3613 in the U.S., and 719-325-4835 from overseas.

Use of Non-GAAP Measures

This press release provides financial measures for net loss, net loss per diluted share, net profit and net profit per diluted share, which exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to our profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 24, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, LipoLite and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)
	-------------	-------------
Revenues	11,889	34,075
Cost of Revenues	4,980	7,655
	-------------	-------------
Gross Profit	6,909	26,420

Operating expenses:
Research and development	2,948	3,386
Selling and marketing	10,075	13,988
General and administrative	6,016	3,093
Settlement, net of legal cost	(3,975)	-
	-------------	-------------
Total operating expenses	15,064	20,467

	-------------	-------------
Operating (Loss) Income	(8,155)	5,953
Financial Income, net	741	1,572
	-------------	-------------
Income (Loss) before taxes on income	(7,414)	7,525
Taxes on income	745	(788)
	-------------	-------------
Net (Loss) Income	(8,159)	8,313

Basic net (Loss) Income per share	(0.30)	0.30
Diluted net (Loss) Income per share	(0.30)	0.30
	= = = = =	= = = = =
Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,480	27,370
Diluted	27,480	27,565
	= = = = =	= = = = =

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
	-----------------	-----------------
CURRENT ASSETS
Cash and cash equivalents (*)	43,465	72,366
Short term bank deposit (*)	1,674	-
Available-for-sale marketable securities (*)	139,119	117,342
Trade receivables	22,051	32,637
Other accounts receivables and prepaid expenses	3,147	4,249
Inventories	11,898	12,660
	-----------------	-----------------
Total Current Assets	221,354	239,254

LONG-TERM ASSETS
Severance pay fund	103	107
Long-term deposits and others (*)	174	180
Long-term available-for-sale marketable securities (*)	30,758	27,214
Investments in affiliated companies	4,225	4,225
Property and equipment, net	3,466	3,656
Goodwill	2,822	2,822
Intangible assets, net	3,596	3,828
	-----------------	-----------------
Total Long-Term Assets	45,144	42,032
	-----------------	-----------------
Total Assets	266,498	281,286
	= = = = = = =	= = = = = = =

CURRENT LIABILITIES
Trade Payables	4,078	8,675
Other accounts payable and accrued expenses	22,517	25,587
	-----------------	-----------------
Total Current Liabilities	26,595	34,262

LONG-TERM LIABILITIES
Deferred Revenues	2,779	3,140
Warranty Accruals	1,117	1,117
Accrued severance pay	172	171
	-----------------	-----------------
Total Long-Term Liabilities	4,068	4,428

SHAREHOLDERS' EQUITY	235,835	242,596
	-----------------	-----------------
Total Liabilities and Shareholders' Equity	266,498	281,286
	= = = = = = =	= = = = = = =

(*) Total Cash and Liquid Investments	215,190	217,102

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)
	-------------	-------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(8,159)	8,313
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	583	367
Deferred taxes, net	365	-
Increase in accrued severance pay, net	5	12
Decrease (increase) in trade receivables	10,586	(2,225)
Decrease in other accounts receivables and prepaid expenses	737	2,066
Decrease (increase) in inventories	737	(1,357)
Decrease in trade payables	(4,597)	(378)
Decrease in other account payables and accrued expenses	(2,108)	(1,274)
Impairments of available-for-sale marketable securities	157	-
Gain on available-for-sale marketable securities	-	(41)
Equity based compensation	1,919	1,905
Increase (decrease) in deferred revenues and warranty accruals	(1,023)	1,224
	-------------	-------------

Net cash provided by (used in) operating activities	(798)	8,612
	-------------	-------------

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in short-term bank deposit	(1,674)	-
Purchase of available-for-sale marketable securities	(66,509)	(54,247)
Proceeds from sale and redemption of available-for-sale marketable securities	40,509	59,644
Payments for investments in Affiliated Companies	-	(280)
Acquisition of minority shares in a subsidiary	(300)	-
Proceeds from (investment in) long-term deposits and others	6	(16)
Purchase of property and equipment	(136)	(162)
	-------------	-------------

Net cash provided by (used in) investing activities	(28,104)	4,939
	-------------	-------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	(1,927)
Proceeds from exercise of stock options and RSUs	1	-
	-------------	-------------

Net cash provided by (used in) financing activities	1	(1,927)
	-------------	-------------

Increase (decrease) in cash and cash equivalents	(28,901)	11,624
Cash and cash equivalents at the beginning of the period	72,366	42,624
	-------------	-------------

Cash and cash equivalents at the end of the period	43,465	54,248
	= = = = = =	= = = = = =

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)
	---------	---------
Operating (Loss) Income (GAAP)	(8,155)	5,953
Non-GAAP adjustment:
Stock based compensation	1,919	1,905
	---------	---------
Non-GAAP operating (Loss) Income	(6,236)	7,858

Net (Loss) Income (GAAP)	(8,159)	8,313
Non-GAAP adjustment:
Stock based compensation	1,919	1,905
	---------	----------
Non-GAAP Net (Loss) Income	(6,240)	10,218

Non-GAAP net (Loss) Income per share :
Basic net (Loss) Income per share	(0.23)	0.37
Diluted net (Loss) Income per share	(0.23)	0.37

Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,480	27,370
Diluted	27,480	27,565
	= = = = = =	= = = = = =

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com